Franc-Or Resources Corporation
1801 McGill College Avenue
Suite 1325
Montreal, Quebec
H3A 2N4

Tel. : (514) 842-5323
Fax : (514) 842-3306

Montreal, November 28, 2002

03003079

03 JAN 13 AM 5:29

Attn. : Filings
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington DC 20549
USA

SUPPL

Re : Franc-Or Resources Corporation
Exemption : Rule 12g3-2(b)
File No. : 82-4164

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

Dear Sirs :

Please find attached the Consolidated Interim Unaudited Financial Statements for the nine month period ended September 30, 2002. The exemption has been indicated on the top right hand corner of the document, together with the file number.

Yours truly,

Vatché Tchakmakian, CA
Chief Financial Officer

dlw 1/14

Exemption : Rule 12g3-2(b)
File No. : 82-4164

Franc-Or Resources Corporation

Consolidated Interim Financial Statements

Nine-Months Ended September 30, 2002

Message to Shareholders

Third Quarter 2002

Both the gold and overall markets exhibited volatility in a seemingly unpredictable fashion in the third quarter, yet certain key factors have continued to be driving these markets over the past two years. The gold price, currently at US $318 per ounce, has recently seen upward support by the uncertainties of a stalling economy, an inevitable war with Iraq, and an imminent threat of serious terrorist attacks. Simultaneously, however, evidence suggests that the US Federal Reserve Bank has effectively manipulated the gold price down through its strong dollar policies, meant to avoid a potential short squeeze should gold exceed US $340. Some analysts believe that 50% of all the bullion now trading has short contracts against it. It is likely therefore, that gold will stay in the trading range of US $300 to US $330 for the next two to three years unless coincident extraordinary events as above could deeply shake investors confidence in worldwide financial systems. We are confident that the price of gold will eventually rise under any circumstances, but we also believe that we have the right mix of people and properties in Nevada to make a significant discovery and increase shareholder value, even under the subdued market conditions noted.

In the broader securities markets we believe that we have just experienced the predicted post-9/11 optimistic bounce, but that we will likely see a drop into a broad slowdown, or possibly, a second recession that could be deeper and longer than that of last year. The manufacturing sector, which has shown to be an excellent precursor to the overall economy, is again in recession. The housing industry, which pulled us out of the last recession, has now plateaued despite the recent cut in the key federal lending rate to 1.25%, resulting in the lowest mortgage rates in 40 years. In concert with this, the Producer-Price Index has jumped 0.5%, and severe forecasts from Brazil, Argentina, Japan, and Germany can virtually guarantee an oncoming worldwide financial malaise. Add to this the concerns of war and terrorism, and the prognoses for the securities, banking, and corporate finance sectors are clearly downward for the next year. Downturns do not last forever, however, and we expect that when a new cycle of prosperity begins, it will be the biotechnology sector that will emerge as the leader, buoyed by those companies that were sufficiently funded through the current bad times. It is with this expectation that we have strategically invested in an emerging biotech company that could play a key role in dealing with the AIDS epidemic.

Our biotechnology investment, URRMA Biopharma Inc, reached an important milestone in the third quarter, with the approval of its IDE application (Phase 2 equivalent) by the U S Food and Drug Administration (FDA) for its anti-R7V antibody (AIDS) diagnostic kit. The PMA clinical trials (Phase 3 equivalent) are well underway and we are hoping for commercialization of the kit before the end of 2003, assuming that current financing efforts can be completed soon to avoid delays or suspensions in these studies. Work on the therapeutic monoclonal antibodies has progressed well, with the first synthesis of the anti-R7V antibody having been done this summer in the Urrma R & D lab, and manufacturing of a quantity of antibodies sufficient to carry-out Phase 1, 2, and 3 human studies is now underway through a contract with a French company. It is still our goal to separate the Corporation's biotech and gold investments, but the difficult state of the financial markets has made it impossible to accurately predict when, or how, this can be accomplished. Despite these challenges, we are extremely optimistic about the development of Urrma's AIDS platform of diagnostic and therapeutic products.

Regarding gold exploration in Nevada, the Cordex Syndicate completed the first hole on the Humboldt Springs property. It was drilled to a depth of 1,825 feet on an angle of minus 75 degrees and penetrated the N-S Valmy fault on the west side of a buried horst block of Paleozoic Antler sequence siltstone, limestone, conglomerate, and sandstone. Analyses of rock chips show locally subdued anomalies of gold, but the Paleozoic rocks show decalcified siltstone and jasperoid, and weakly disseminated pyrite, all of which is typical of altered rocks that are peripheral to Carlin-type gold deposits. The pyrite occurs in both cubic and framboidal forms, with several grains currently undergoing microprobe analyses to determine if rims of arsenic or gold might be present. A seismic study consisting of a down hole sonic survey and two line miles of surface and underground-sourced reflection profiles has recently been completed, with data still being processed. Preliminary interpretations indicate that at least two buried horsts of Paleozoic rocks are present beneath valley fill, with the top of the western-block buried to approximately 650 feet, and the top of the eastern-most block buried to approximately 200 feet. Numerous structures are interpreted to be present within the Paleozoic sequences within the horsts and appear to terminate at the unconformity with overlying younger sedimentary and volcanic rocks. A follow-up drilling program will be planned once all of the current geochemical and geophysical data is processed and interpreted. In a related event, Franc-Or's funding partner in the 42.5%-owned Cordex Syndicate, Ranger Minerals Ltd, merged with Australian miner Perilya Limited (ASX: PEM) on October 2nd. The merged company will be called Perilya Limited and, has significant cash reserves as well as interests in base metal, gold, oil, and gas properties. The principal production asset is the Broken Hill zinc mine in Australia. Lastly, in French Guiana we continue to deal with various legal and administrative problems with both the French government and some local partners. We continue to make every effort to minimize costs in dealing with these problems.

Robert J. Casaceli
President and C.E.O.

November 27, 2002

Franc-Or Resources Corporation

Consolidated Balance Sheets

	September 30 2002 (unaudited)	December 31 2001 (audited)
Assets		
Current assets		
Cash	$ 2,314,426	$ 3,604,792
Short-term investments	1,386,089	1,141,893
Accounts receivable	75,148	96,702
	3,775,663	4,843,387
Investments (Note 2)	3,200,000	2,200,000
Capital assets		
Mining assets	2,507,566	2,507,566
Deferred exploration costs (Note 3)	990,696	289,683
Machinery and equipment	201,679	247,198
	3,699,941	3,044,447
	$ 10,675,604	$ 10,087,834
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 172,046	$ 264,903
Shareholders' equity		
Share capital (Note 4)	30,992,408	30,009,037
Deficit	(20,488,850)	(20,186,106)
	10,503,558	9,822,931
	$ 10,675,604	$ 10,087,834

See accompanying notes

Approved by the Board (S) Michael Steeves, Director, (S) Robert J. Casaceli, Director

Franc-Or Resources Corporation

Consolidated Statements of Operations and Deficit
(unaudited)

	Three-month period ended September 30 2002	Three-month period ended September 30 2001	Nine-month period ended September 30 2002	Nine-month period ended September 30 2001
Revenues				
Investment income	$ 19,697	$ 48,694	$ 51,906	$ 233,405
Royalty revenue	-	12,850	22,492	236,812
	19,697	61,544	74,398	470,217
Expenses				
Professional and consulting fees	54,546	63,021	222,969	197,913
Administrative expenses and shareholders' information	25,461	26,912	108,654	116,756
Depletion and amortization	15,173	270,137	45,519	1,010,412
Write-down of deferred exploration costs	-	83,692	-	829,292
	95,180	443,762	377,142	2,154,373
Net loss for the period	(75,483)	(382,218)	(302,744)	(1,684,156)
Deficit at beginning of period	(20,413,367)	(18,875,836)	(20,186,106)	(17,573,898)
Deficit at end of period	$ (20,488,850)	$ (19,258,054)	$ (20,488,850)	$ (19,258,054)
Loss per share	$ (0.003)	$ (0.02)	$ (0.01)	$ (0.07)

See accompanying notes

Franc-Or Resources Corporation

Consolidated Statements of Cash Flows
(unaudited)

	Three-month period ended September 30		Nine-month period ended September 30	
	2002	2001	2002	2001
Operating activities				
Net loss for the period	$ (75,483)	$ (382,218)	$ (302,744)	$ (1,684,156)
Adjustment for :				
Depletion and amortization	15,173	270,137	45,519	1,010,412
Write-down of deferred exploration costs	-	83,692	-	829,292
	(60,310)	(28,389)	(257,225)	155,548
Net change in non-cash working capital items	(25,217)	54,072	(71,303)	213,319
Cash flows generated from (used for) operating activities	(85,527)	25,683	(328,528)	368,867
Financing activities				
Issuance of share capital	-	-	1,000,000	-
Share issue expenses	-	-	(16,629)	-
Cash flows generated from financing activities	-	-	983,371	-
Investing activities				
Short-term loan	-	168,062	-	827,915
Short-term investments proceeds	(67,183)	2,318,700	(244,196)	4,540,876
Investments (Note 2)	-	-	(1,000,000)	(2,200,000)
Deferred exploration costs	(265,389)	(188,317)	(701,013)	(736,906)
Cash flows generated from (used for) investing activities	(332,572)	2,298,445	(1,945,209)	2,431,885
Net change in cash	(418,099)	2,324,128	(1,290,366)	2,800,752
Cash at beginning of period	2,732,525	672,822	3,604,792	196,198
Cash at end of period	$ 2,314,426	$ 2,996,950	$ 2,314,426	$ 2,996,950

See accompanying notes

1. Summary of significant accounting policies

Basis of presentation

The financial statements of the Corporation have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The interim financial statements have, in management's opinion, been properly prepared using judgement within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2001. The significant accounting policies follow that of the most recently reported annual financial statements.

Accounting estimates

The preparation of interim financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

2. Investments

a) Investment in URRMA Biopharma Inc.

On March 29, 2001, the Corporation completed a $2.0 million private placement in URRMA Biopharma Inc. ("URRMA"), a private development stage biotech company based in Montreal. This transaction involved the purchase of 2.0 million Class A shares at the price of $1.00 per share and 2.0 million Class A share purchase options. Each whole Class A share purchase option is exercisable at $1.00 per share for a period of one year after closing. This investment gave the Corporation a 20% equity interest in URRMA.

On January 29, 2002, the Corporation exercised an option to purchase 1 million Class A shares for $1 million. In return for the early exercise of its options, the Corporation received from URRMA a total of 100,000 additional options priced at $0.50 per share to be exercisable over a period of three years. With the exercise of these options, the Corporation holds a 25% equity interest in URRMA. The expiry period of the remaining 1 million in options has been extended from March 31, 2002 until September 30, 2004.

b) Investment in Broadband Collaborative Solutions Inc.

On March 9, 2001, the Corporation completed a $200,000 private placement in Broadband Collaborative Solutions Inc. ("Broadband"), a telecommunications company based in Toronto. This transaction involved the purchase of 200,000 common shares at the price of $1.00 per share.

3. Deferred exploration costs

Balance, December 31, 2001	$	289,683
Exploration expenses :		
Nevada		449,598
French Guiana		251,415
Balance, September 30, 2002	$	990,696

4. Share Capital

Authorized:
The Company's authorized share capital consists of an unlimited number of common shares of no par value.

Issued:
Changes in the Company's share capital were as follows :

	September 30, 2002	
	Number of shares	Amount
		$
Balance at beginning of period	23,058,059	30,009,037
Issued and paid in cash	2,702,703	1,000,000
Share issue expenses	-	(16,629)
Balance at end of period	25,760,762	30,992,408

In May 2002, the Company has completed an arms' length non-brokered private placement financing for gross proceeds of $1,000,000 consisting of 2,702,703 units at $0.37 per unit. Each unit is composed of one common share and a one-half common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share until May 24, 2005 at an exercise price of $0.50 in the first year, $0.65 in the second year, and $0.85 in the third year.

A summary of changes in the Company's common share purchase options is presented below :

	September 30, 2002	
	Number of options	Weighted average exercise price
		$
Balance at beginning and end of period	3,117,500	0.34

4. Share capital (Cont'd)

A summary of changes in the Company's warrants is presented below :

	September 30, 2002	
	Number of warrants	Exercise price
		$
Balance at beginning of period	-	-
Issued	1,351,352	0.50
Balance at end of period	1,351,352	0.50